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Lorus Therapeutics Inc.

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Grace Tse

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Tim Clemensen

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(212) 843-9337

Email: ir@lorusthera.com

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LORUS PUBLISHES STUDIES ON THREE DISTINCT LINES OF RESEARCH –ANTICANCER DRUG GTI-2501 AND TWO PRECLINICAL PROGRAMS

-  Data provide strong support for further development -

TORONTO, CANADA, March 1, 2006.  - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the publication of three research studies for Lorus’ anticancer products, providing support for further development of Lorus’ lead small molecule program and two antisense drugs.

“Publications in these peer-reviewed international journals reflect the high quality of the experimental program and scientific leadership within Lorus’ preclinical small molecule and antisense programs,” said Dr. Jim Wright, Lorus’ President and CEO. “These papers also demonstrate our continuing commitment to carrying out comprehensive preclinical research in addition to the clinical research programs. The results add to our confidence in the Company’s current clinical and business development strategies”.

GTI-2501 preclinical data indicate a broad spectrum of anti-tumor activity

The paper, entitled, “GTI-2501, an antisense agent targeting R1, the large subunit of human ribonucleotide reductase, shows potent anti-tumor activity against a variety of tumors,” appears in the February issue of the International Journal of Oncology (volume 28, issue 2: pages 469-478). This paper presents the most recent data from the preclinical studies with GTI-2501, one of Lorus’ lead anticancer drugs which is currently in clinical testing for hormone-refractory prostate cancer.

Notably, GTI-2501 treatment was highly effective in decreasing tumor growth in a dozen experimental models of human solid tumors in mice, including breast, lung, renal, brain, ovarian, pancreatic, colon, skin and prostate cancers – indicating a broad spectrum of anti-tumor activity.   Furthermore, as evidence of anti-metastatic activity, treatment of mice with GTI-2501 prevented the metastasis of human melanoma cells to the lungs of mice, and also dramatically improved survival of mice bearing human lymphoma cells.

Results suggest that GTI-2501 has the potential to act as a broad indication anti-cancer agent and support ongoing clinical development.

Novel formulation developed for ML-series compound

The article entitled, “Liposome formulation of a novel hydrophobic aryl-imidazole compound for anti-cancer therapy,” is currently available online through PubMed (www.pubmed.gov) and the full article will appear in print in the upcoming issue of the journal Cancer Chemotherapy and Pharmacology. The study showcased a novel delivery formulation for ML-220.  Specifically, the new liposome delivery technology significantly improved the water solubility of ML-220, so that pharmacokinetic properties of ML-220 could be evaluated for the first time.

The study also showed that liposomal ML-220 retained anti-proliferative activity against human ovarian and breast cancer cell lines in vitro and significant in vivo efficacy when administered intravenously into mice harboring colon carcinoma (HT-29) tumors with no overt signs of toxicity.

The findings of this study provide a basis for studying the clinical uses and doses suitable for investigation with this formulation. The same technology will also be applicable to other compounds within the ML-series.   Lorus anticipates the advancement of one or more compounds from the ML-series into clinical trials during 2006.

GTI-2601 exhibits anti-tumor effects

The article entitled, “Anti-proliferative and anti-tumor effects of antisense oligonucleotide GTI-2601 targeted against human thioredoxin,” appeared in the February issue of Anti-Cancer Drugs (volume 17, issue 2: pages 143-154). This study showed that GTI-2601 significantly decreased expression of thioredoxin in human colon cancer cells in vitro, significantly inhibiting cell growth. GTI-2601 also had a profound antitumor effect in vivo on colon cancer tumors grown in mice.

In addition, studies are currently being conducted on formulations of GTI-2601 that employ a novel collagen delivery technology, in collaboration with Japan’s Sumitomo Pharmaceuticals Co. Ltd. and Koken Co. Ltd.   The goal of these studies is to identify a safe and effective delivery system for antisense therapeutics that would decrease the required effective dose and dose frequency for this class of drugs.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has products in human clinical trials with a pipeline of eight clinical trials in Phase II clinical trial programs and recently has completed a Phase III registration clinical program. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com/.